Exhibit 99.3

Nano Dimension Leading Manufacturing into the Future 2 nd Quarter 2023 Results & Earnings Call Yoav Stern, Chairman & CEO Yael Sandler, CFO Julien Lederman, VP Corporate Development August 21 st , 2023

Forward Looking Statements ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its strong growth, steady and strong revenue growth, increasing margins, potential obstacles to the Company’s plans and that the Company has fuel to become industry leader with capital to support growth . Actual results, performance, or achievements of Company’s could differ materially from those described in or implied by the statements in this Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2022 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

Highlights – Q2 2023

Important Milestones Underscore Strong Business Momentum

Headline financials

- **Higher revenue of $14.7M**
  - 33% higher from the same quarter in 2022
  - 38% higher from the same half in 2022
- **Increased gross profit of $6.5M**
  - 81% higher from the same quarter in 2022
  - 185% higher from the same half in 2022
- **Improved gross margins by 12% (IFRS) and 8% (non-IFRS)**
  - 44% vs, 32% in the same quarter in 2022 (IFRS)
  - 48% vs. 40% in the same quarter in 2022 (non-IFRS)[1]

Notable customer successes[2]

- US Department of Defense
- Fraunhofer Institute
- TactoTek
- World leading hardware & software company
- Global EMS company

Product and R&D developments

- Offering **DeepCube's** deep learning-based AI to 3rd parties as a standalone service
- Roll out for **DeepCube in DragonFly** systems
- Developed specialty, **high-temp materials** for Fabrica systems

1 See reconciliation of IFRS to non-IFRS in slides 14-15
2 Cannot reveal certain customer names based on the confidentiality agreements outlined in certain contracts

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing®

3

Financials – Q2 2023

Strong Business Performance Driving Improved Financial Strength

In USD	Q2 2022	Q2 2023
Revenue	$11.1M	$14.7M
Gross Profit (IFRS)	$3.6M	$6.5M
Gross Margin (IFRS)	32%	44%
Adjusted Gross Profit (non-IFRS)[1]	$4.4M	$7.0M
Adjusted Gross Margin (non-IFRS)[1]	40%	48%
EBITDA (loss)	($41.3M)	($19.8M)
Adjusted EBITDA (loss)[1]	($21.2M)	($23.5M)
R&D Expenses[2]	$12.9M	$12.7M
Proxy Activity Expenses[3]	$0.0M	$1.9M
Adjusted EBITDA (loss)[1] net of R&D expenses[2] and expenses from proxy activity[3]	($8.3M)	($8.9M)
Net income (loss)	($40.0M)	($9.4M)
Net cash used in operations	($22.0M)	($28.2M)
Net cash used in operations, minus interest earned	($20.2M)	($21.5M)

1 See reconciliation of IFRS to non-IFRS in slides 14-15
2 Excluding Share based compensation expenses, deprecation and amortization
3 Expenses related to legal and proxy activity

Year-over-year improvements

Revenue

- 33% revenue growth; reflecting organic growth
- **47% organic growth** since Q3/2022

Gross profit

- **81% gross profit increase and 58% adjusted gross profit increase**; reflecting strong pricing and **supply chain management**[1]

Gross margins

- **12% gross margin and 8% adjusted gross margin improvement** in absolute terms; exemplifying **sustainability of business model**

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.

4

$5M $10M $20M $30M $39M $44M $48M $52M $59M $0M $15M $30M $45M $60M $75M Q3 2021 LTM Q4 2021 LTM Q1 2022 LTM Q2 2022 LTM Q3 2022 LTM Q4 2022 LTM Q1 2023 LTM Q2 2023 LTM 2023 Run Rate (H1 2023 Annualized) Steady & Strong Revenue Growth Consistent Growth for Last Twelve Months (LTM) Revenue for Past 8 Quarters ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5 +113% +92% +51% +28% +12% +10% +8% +15%

40% 48% 0% 15% 30% 45% 60% Q2 2022 Q2 2023 Strong Growth and Increasing Margins Robust Year - on - Year Results Revenue Adjusted Gross Margin % (non - IFRS) 1 $11.1M ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 6 $14.7M $0M $5M $10M $15M $20M Q2 2022 Q2 2023 +33% YoY 1 See reconciliation of IFRS to non - IFRS in slides 14 - 15 Adjusted non - IFRS IFRS Adjusted non - IFRS IFRS

Source Q2 2023 – Q2 2022 YoY Revenue Increase % / Decrease % ([DDD, DM, MKFG, SSYS] Q2 2023 filings) 1 Peer Group Weighted Avg. includes the average of DDD, DM, MKFG, SSYS Q2 2023 – Q2 2022 YoY Revenue increase % / decrease % (8%) (8%) (4%) 5% (6%) 33% (10%) 0% 10% 20% 30% 40% 50% Peer Group Avg. 1 Significantly Outperforming Peers Value - Creation Strategy Has Prompted Strong Growth Amidst Market Headwinds Nano Dimension vs. Peers Q2 2023 YoY Revenue Growth ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 7

Annual General Meeting ("AGM")

Your Investment Is at Risk
Vote FOR the Nano Board

NANODIMENSION
Electrifying Additive Manufacturing®

Delivering Results

✓Growth with strong fundamentals

- **12x Revenue growth** from 2020 to 2022
- **~$60M 2023 Revenue run-rate in H1/2023**

✓Strategic M&A – Synergy, Value, and Innovation

- Avg. combined **organic growth of +24%**[1] on acquisitions
- Acquired at reasonable multiples ~2x Revenue[2] compared to ~7x Revenue for industry comps

✓Strong Base with Robust Global GTM and R&D Programs

- Will drive **strong organic growth from leading technology** development and innovation efforts

1 1 Year / 6 Months post-acquisition Admatec, Essemtec, GIS
2 Acquisitions from November 2021 to July 2023

X

Murchinson Ltd.

Has NO Vision and NO Value Creation Plan

- Intention is to Liquidate Nano
  - Would **deprive shareholders of considerable upside** compared to Nano's continued execution of its strategy
- Self-Interested Campaign follows opportunistic bid
  - In September 2022, made an offer that meaningfully **undervalued the company** and was well below cash value
- No Executable Ideas for Value Creation
  - **No vision or plan for Nano's future**
- **Nominees paid $50K each** by Murchinson, merely to present the Bios in the list. Even if NOT ELECTED!
- **GOLDEN HANDCUFFED by Murchinson**

Are They independent?

  - **Poor governance** led by compromised directors

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing®

8

Annual General Meeting (“AGM”) Your Investment Is at Risk Vote AGAINST the Murchinson Proposals “I don't analyze the activity, because I don't understand 3D printing… we really have no idea what is good and what is not good to do here.” — Moshe Sarfaty, Murchinson Senior Analyst This is a quote taken directly from court testimony – given under oath – last month by Murchinson Ltd. (“Murchinson”)’s lead analyst responsible for the fund’s investment in Nano Dimension. If you vote for ANY of Murchinson’s nominees, you are essentially handing the keys to your investment over to bad actors with questionable motives and NO KNOWLEDGE OF THE INDUSTRY OR ABILITY TO RUN THE COMPANY. 1. NO additive skills 2. NO strategic plan 3. NO independence from Murchinson MURCHINSON ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9

Learn more: ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 10 • Website: www.protectingnanovalue.com • Materials: – Letter to shareholders (August 16, 2023) – Click here to open – Letter to shareholders (August 8, 2023) – Click here to open – Voting instruction form – Click here to open – Notice of AGM – Click here to open

Q&A ©2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 11

Appendix

Fuel to Become Industry Leader With Capital to Support Growth Multiple of Cash Balance¹ to Annual Net Cash Used in Operating Activities² 1 Including cash, cash equivalents, investment in trading securities, and short and long - term unrestricted bank deposits ([MKFG, DM, VLD] Q4/FY 2022 filings) 2 Based on FY22 operating cash flow ([MKFG, DM, VLD] Q4/FY 2022 filings) 0.6x 1.0x 2.3x 12.5x 0x 3x 6x 9x 12x 15x ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 13

Reconciliation for Non - IFRS Measures ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 14 EBITDA is a non - IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above. Adjusted EBITDA is a non - IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share - based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share - based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non - cash items, such as expenses related to revaluation, exchange rate differences and share - based payments. Adjusted gross profit, excluding depreciation and amortization and share - based compensation expenses, is a non - IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non - cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues. EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.

Reconciliation for Non - IFRS Measures ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15 Amounts in thousands of USD The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit: 1 Excluding share based compensation expenses, deprecation and amortization See full reconciliation and explanation in Q2 2023 Nano Dimension press release published August 21 st , 2023 For the Three - Month Period Ended June 30 th , 2023 (9,406) Net income 78 Tax expenses 1,540 Depreciation and amortization (12,047) Interest income (19,835) EBITDA (11,522) Finance income from revaluation of assets and liabilities 2,430 Exchange rate differences 5,418 Share - based compensation expenses (23,509) Adjusted EBITDA (loss) 1,931 Expenses related to legal and proxy activity (21,578) Adjusted EBITDA (loss) excluding legal and proxy activity 12,700 R&D Expenses 1 (8,878) Adjusted EBITDA (loss) net of R&D cash expenses and legal & proxy activity For the Three - Month Period Ended June 30 th , 2023 For the Three - Month Period Ended June 30 th , 2022 6,495 3,580 Gross profit 120 436 Depreciation and amortization 390 419 Share - based compensation expenses 7,005 4,435 Adjusted gross profit (28,163) (21,968) Net Cash used in operations 6,706 1,729 Interest earned (21,457) (20,239) Net cash used in operations, minus interest earned

Key Metrics Q1 2023 Amounts in thousands of USD ©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 16 Cash Flow Balance Sheet Income Statement Q2 2023 Q2 2022 Q2 2023 Q2 2022 Q2 2023 Q2 2022 (28,163) (21,968) CF from operations 1,127,499 1,238,549 Cash cash balance 2 and marketable securities 14,737 11,101 Total Revenue 75,577 (53,351) CF from investing activities 1,194,152 1,342,429 Total Assets 7,005 4,435 Adjusted Gross Profit 1 (3,956) (2,015) CF from financing activities 647 912 Total Debt Loans from banks 48% 40% Adjusted Gross Margin 1 43,458 (77,334) Change in Cash and cash equivalents 44,596 50,461 Total Liabilities (23,509) (21,204) Adjusted EBITDA (loss) 1 1,149,556 1,291,968 Total Shareholders' Equity (9,406) (39,732) Net income (loss) 1 See reconciliation of IFRS to non - IFRS in slides 14 - 15 2 Including cash equivalents, and short/long term bank deposits